manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

April 12, 2021

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. Shapiro, Ms. Brillant, Ms. Beech and Ms. Peyser, Office of Trade & Services

Re:	Digital Brands Group, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted February 17, 2021

CIK No. 0001668010

Dear Mr. Shapiro, Ms. Brillant, Ms. Beech and Ms. Peyser:

On behalf of our client, Digital Brands Group, Inc. (the “Company”), we hereby file Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 2”). Amendment No. 2 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated March 2, 2021 (the “Staff’s Letter”) relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 as submitted with the Commission on February 17, 2021. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 2. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 17, 2021

Summary

Our Company, page 7

1.            We note in your response to prior comment 6 that you will roll out the ACE Studios brand in the second quarter of 2021. However, you disclose here and on pages 48 and 76 that the company is currently offering products under the ACE Studios brand. Please revise.

manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

Response: Pursuant to the Staff’s Comment, the Company has revised its disclosures throughout the registration statement to indicate the Company will be offering its ACE Studios products following launch of the brand.

The Offering, page 14

2.            Please provide us a reconciliation of the 5,396,957 common shares outstanding as of December 15, 2020 with the 10,377,615 common shares outstanding per your September 30, 2020 financial statements.

Response: Pursuant to the Staff’s Comment, the Company has revised its disclosures throughout the registration statement to indicate that the Company had 7,569,349 shares of common stock outstanding as of April 8, 2021.

Risk Factors

Our officers and directors and the equity interest holder of H&J and their affiliates will exercise significant control over us, page 35

3.            We note your revised disclosure in response to prior comment 3. In various places in your prospectus you state that your executive officers, directors and 5% holders and their affiliates will beneficially own approximately 50.0% or 51.1% of your common stock after the offering. Furthermore, neither of these percentages appears to be consistent with the disclosure set forth in your Principal Stockholders table. Please revise your prospectus for consistency and accuracy.

Response: Pursuant to the Staff’s Comment, the Company has revised its disclosures throughout the registration statement to indicate the Company’s executive officers, directors and 5% holders and their affiliates will beneficially own approximately 40.2% of the Company’s common stock after the offering.

Use of Proceeds, page 42

4.            We partially reissue prior comment 5. Please revise to state the maturity date of the 2019 convertible debt.

Response: Pursuant to the Staff’s Comment, the Company has revised its disclosures throughout the registration statement to state the Company’s 2019 convertible debt will mature in November 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations Material Trends, Events and Uncertainties

manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

COVID-19, page 48

5.            You disclose that "some" of your wholesale accounts closed, a number of department store accounts have closed stores, a "significant" number of employees were subject to furlough and layoff, and a "meaningful number" of your boutique accounts closed temporarily and permanently in 2020 and 2021. Please quantify the number and percentages associated with such changes, to the extent practicable.

Response: Pursuant to the Staff’s Comment, the Company has revised its disclosures throughout the registration statement to indicate the number of employees laid off and furloughed, department store accounts that closed stores and boutique accounts closed in 2020 and 2021, along with certain relevant percentages associated with such changes.

Digital Brands Group, Inc. - Pro Forma Combined

Unaudited Pro Forma Combined Results of Operations for the Digital Brands Group - For the Year Ended December 31, 2019, page 50

6.            We note your response to prior comment 9. Please move the pro forma discussion below the discussion on historical results as to not provide greater prominence than the discussion on historical financial information.

Response: Pursuant to the Staff’s Comment, the Company has moved its pro forma discussion below the discussion on historical results.

Net Cash Used in and Provided by Financing Activities, page 73

7.            We note per your response to prior comment 10 that your lenders have extended the maturity date to 18 months following the closing of the initial public offering, and that you are therefore no longer in default under the facility. We also note on page 63 that the maturity date has been extended to June 30, 2021, which does not appear to be an extension since you also state here that the original due date was June 2022. Please clarify the loan's maturity date and disclose here, and in Note 7 to the financial statements. Additionally, if you intend to use offering proceeds for repayment, please explain this under "Use of proceeds" on page 13 of the Summary. Lastly, if the maturity date is June 2021, please disclose the consequences of non-repayment.

Response: Pursuant to the Staff’s Comment, the Company has revised its disclosures to indicate that the Company’s loan facility matures in December 2022.

DENIM.LA, INC. Notes to Consolidated Financial Statements Note 6: Goodwill and Intangible Assets, page 9

manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

8.            We note that goodwill of $6,479,218 and intangible assets (brand names) of $8,600,000 were recorded from the Bailey acquisition in February 2020. We also note per your discussion of cost of net revenue in MD&A that you hired a new designer to create a "clean break in the product collections" relating to Bailey. Please tell us how you determined that the purchased brand name was not further impaired and that goodwill was not impaired as of September 30, 2020.

Response: We respectfully believe we have assessed goodwill and intangible assets appropriately for impairment based on appropriate guidance.

It is common for the apparel industry to hire new designers to inspire the brand and bring fresh designs and current trends to the brand's vision. Additionally, historically the brand had a strong brand name and value, which we believe had been mismanaged. This new designer has tapped into that historical brand reputation and value with her new designs, which has created positive reaction in our initial wholesale market efforts, which we expect to be realized in the second half of 2021. We believe that the responses and purchase orders we have received to date provide indication that the company's estimates during the impairment analysis remains reasonable and there are currently no indications that additional impairments are necessary.

Regarding the evaluation of goodwill impairment, we performed a quantitative step to assess the carrying value of the Baily unit against the estimated fair value. In doing such, we estimated the fair value based on revenue multiples as we believed such to be the best indicator of fair value for smaller companies that have not hit scale as traditional metrics like EBIDTA tend to be negative. We reviewed 3rd party information for recent transactions to determine an average multiple. We then reviewed the Bailey annualized 2020 Bailey revenue and projected revenue, using average multiples to get the estimated fair value of the reporting unit. The estimated fair value of the reporting unit resulted in an amount greater than the carrying value. Accordingly, we respectfully conclude that there is no impairment and there are no additional qualitative factors since our analysis that would cause us to reassess.

manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

Note 13: Contingencies, page 29

9.          We note per page 88 that new litigation matters were filed on March 25, 2020 and September 24, 2020. Please tell us your consideration of disclosing these matters in the footnotes to the financial statements pursuant to ASC 450.

Response: Litigation matters are largely related to non-payment of trade payables which are and have been included in the Company’s consolidated financial statements. We respectfully note that we have disclosed such matters, among others, in Note 13 to our consolidated financial statements.

General

10.        We note your response to prior comment 22 and the changes made in Selected Financial Data with regard to the pro forma information presented. Please revise your presentation to provide a separate column showing historical financial information for each entity, a separate column showing pro forma adjustments, and a total column for the combined pro forma results. See Rule 11-02 of Regulation S-X for further guidance.

Response: Pursuant to the Staff’s Comment, the Company has revised its disclosures accordingly.

11.        We reference certain blog posts on the company's WeFunder site, which have subsequently been removed, that discussed your proposed IPO and projected revenues, earnings, market capitalization, and post "public listing" acquisitions. Please provide us with your legal analysis as to how these blog posts comport with the requirements of Section 5 of the Securities Act and the related offering communication rules under the Securities Act.

Response: Please refer to the Company’s response provided in a letter submitted with the Commission on March 11, 2021.

Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

manatt | phelps | phillips	Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

Sincerely,

/s/ Thomas Poletti

Thomas Poletti

cc:      John Hilburn Davis, Chief Executive Officer